Exhibit 99.1

22 December 2016

Barclays PLC

Complaint filed by United States Department of Justice

Barclays notes the Complaint filed by the United States Department of Justice (“DoJ”) today in the US District Court for the Eastern District of New York. The Complaint relates to the DoJ’s investigation of certain activities of Barclays in respect of US residential mortgage-backed securities in the period 2005-2007. The Complaint is a civil claim that makes a number of allegations, including mail and wire fraud. Amongst other relief, the Complaint seeks unspecified monetary penalties.

Barclays rejects the claims made in the Complaint. Barclays considers that the claims made in the Complaint are disconnected from the facts. Barclays will vigorously defend the Complaint and intends to seek its dismissal at the earliest opportunity.

Any further announcements will be made as appropriate.

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For further information, please contact:

Investor Relations	Media Relations

Kathryn McLeland	Tom Hoskin

+44 (0) 20 7116 4943	+ 44 (0) 20 7116 6927

About Barclays

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays group. These statements are based on the current beliefs and expectations of Barclays’ management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays’ future financial condition and performance are identified in our filings with the Securities and Exchange Commission (“SEC”) (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015) which are available on the SEC’s website (www.sec.gov). Subject to Barclays’ obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.